Exhibit 99.1

JD.com Announces Updates of Share Repurchase and Cancellation

BEIJING, January 8, 2026 (GLOBE NEWSWIRE) — JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company” or “JD.com”), a leading supply chain-based technology and service provider, today announced updates of its share repurchase and cancellation.

The Company repurchased a total of approximately 183.2 million Class A ordinary shares (equivalent to 91.6 million American depositary shares, “ADSs”) for a total of approximately US$3.0 billion in 2025. The total number of these repurchased shares amounted to approximately 6.3% of the Company’s total ordinary shares outstanding as of December 31, 2024.

All of the 183.2 million Class A ordinary shares (equivalent to 91.6 million ADSs) repurchased in 2025 have been cancelled as of the date of this announcement.

These repurchases were made from both Nasdaq and the Hong Kong Stock Exchange pursuant to the Company’s share repurchase program of up to US$5.0 billion adopted in August 2024 and effective through August 2027. The remaining amount of the share repurchase program was approximately US$2.0 billion as of December 31, 2025.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com